

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2021

Brian J. Porter
President and Chief Executive Officer and Director
The Bank of Nova Scotia
44 King St. West
Scotia Plaza, 8th Floor
Toronto, Ontario
Canada M5H 1H1

> **Re: The Bank of Nova Scotia**
> **Registration Statement on Form F-3**
> **Filed December 3, 2021**
> **File No. 333-261476**

Dear Mr. Porter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jason R. Lehner